SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Fansteel Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                    307260208
                             -----------------------
                                 (CUSIP Number)

                            Karen M. McLaughlin, Esq.
                              Frost Brown Todd LLC
                     2200 PNC Center, 201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6199
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 25, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Pacholder Associates, Inc.
         31-1089398
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [   ]
         (b)      [   ]
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3        SEC USE ONLY

         -----------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)
         OO

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [   ]
         -----------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
         -----------------------------------------------------------------------

             NUMBER OF SHARES       7        SOLE VOTING POWER:          757,486 shares
          BENEFICIALLY OWNED BY     ----------------------------------------------------
        EACH REPORTING PERSON WITH  8        SHARED VOTING POWER:        0 shares
                                    ----------------------------------------------------
                                    9        SOLE DISPOSITIVE POWER:     757,486 shares
                                    ----------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER:   0 shares

         -----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         757,486 shares
         -----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)         [   ]
         -----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.33%
         -----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)
         IA
         -----------------------------------------------------------------------




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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Fansteel Inc., a Delaware corporation (the "Issuer" or "Fansteel"). The Issuer's principal executive offices are located at Number One Tantalum Place, North Chicago, Illinois 60064.

On November 17, 2003, the United States District Court for the District of Delaware (the "Court") entered an order confirming the first amended joint reorganization plan of Fansteel and its U.S. subsidiaries (together with Fansteel, the "Debtors"), and on December 23, 2003, the Court entered a subsequent order confirming the modifications to the Debtors' second amended joint reorganization plan (as modified, the "Plan"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms under the Plan, a copy of which was filed as an Exhibit to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 4, 2004. On January 23, 2004 (the "Effective Date"), the Plan became effective and Fansteel emerged from its Chapter 11 bankruptcy.


ITEM 2.  IDENTITY AND BACKGROUND

The person filing this statement is Pacholder Associates, Inc. ("Pacholder"), an Ohio corporation and a registered investment adviser whose principal executive offices are at 8044 Montgomery Road, Suite 555, Cincinnati, Ohio 45236.

Pursuant to an Investment Advisory Agreement dated October 1, 1999 between Pacholder and Pension Benefit Guaranty Corporation ("PBGC"), Pacholder has discretionary authority to manage the PBGC's interest in Fansteel.

During the last five years, neither Pacholder nor any of its directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which any of Pacholder, its directors or officers is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pacholder, as agent for PBGC, received 757,486 shares of Fansteel's Common Stock as part of (1) the settlement of PBGC's claims related to the underfunding of Fansteel's now-terminated Consolidated Employees' Pension Plan and (2) a distribution of shares of Fansteel's Common Stock to Holders of Allowed Class FAN-3 General Unsecured Claims.


ITEM 4.  PURPOSE OF TRANSACTION

Pursuant to the Plan, among other things, Pacholder, as agent for PBGC, received 757,486 shares of Fansteel's Common Stock as part of (1) the settlement of PBGC's claims related to the underfunding of Fansteel's now-terminated Consolidated Employees' Pension Plan and (2) a distribution of shares of Fansteel's Common Stock to Holders of Allowed Class FAN-3 General Unsecured Claims.

Pacholder does not have any plans to acquire any additional shares of Common Stock. Pacholder intends to dispose of the shares in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of the shares at any time. Except as otherwise set forth herein, Pacholder does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the
Schedule 13D. However, Pacholder intends to continuously review the investment in the Issuer, and may, at any time and from time to time, review or reconsider the position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

As of the date of this filing, Pacholder owns of record or beneficially 757,486 shares of the common stock of the Issuer.

(c) During the past 60 days, Pacholder, as agent for PBGC, received 757,486 shares of Fansteel's Common Stock as part of (1) the settlement of PBGC's claims related to the underfunding of Fansteel's now-terminated Consolidated Employees' Pension Plan and (2) a distribution of shares of Fansteel's Common Stock to Holders of Allowed Class FAN-3 General Unsecured Claims.

(d) Pacholder obtained these shares as agent for PBGC.

(e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to an Investment Advisory Agreement dated October 1, 1999 between Pacholder and PBGC, Pacholder has discretionary authority to manage the PBGC's interest in Fansteel.

Pursuant to the Plan, PBGC was entitled to select two members of Fansteel's Board of Directors for an initial term of one year from and after the Effective Date. As a result, David A. Groshoff, Senior Vice President, Associate General Counsel & Compliance Officer of Pacholder, was selected to fill this position on Fansteel's Board of Directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        PACHOLDER ASSOCIATES, INC.,
                                        as agent for the
                                        PENSION BENEFIT GUARANTY
                                        CORPORATION

Dated: March 8, 2004                    By: /s/ David A. Groshoff
                                        ----------------------------------------
                                        Name:   David A. Groshoff
                                        Title:  Senior Vice President, Associate
                                                General Counsel & Compliance
                                                Officer, Pacholder Associates,
                                                Inc., Agent for Pension Benefit
                                                Guaranty Corporation


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